POWELL, GOLDSTEIN, FRAZER & MURPHY
                           191 PEACHTREE STREET, N.E.
                                SIXTEENTH FLOOR
                             ATLANTA, GEORGIA 30303
                                 (404) 572-6600

                                September 1, 2004

VIA  EDGAR
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Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549
Attn:  Division  of  Corporation  Finance

     RE:  Darlington  County  Bancshares,  Inc.
          Schedule  13E-3
          SEC  File  No.  0-30001

Ladies  and  Gentlemen:

     On behalf of Darlington County Bancshares, Inc. (the "Company"), enclosed is a Rule 13e-3 Transaction Statement on Schedule 13E-3 relating to a reorganization in which the Company plans to reduce its number of record shareholders below 300. The reorganization and its effects are discussed in the preliminary proxy statement attached as Exhibit 1 to the Schedule 13E-3. The Company is concurrently filing the preliminary proxy statement under cover of
Schedule  14A.

     If you have any questions or need anything else, please feel free to contact me at the above address. My direct dial is 404/572-6819; fax is 404/572-6999; email kkoops@pgfm.com. In particular, please let me know if it
                      ---------------
would be helpful to you to review word-processed versions of our filings. I'd be happy to email or overnight those materials to you for your review.

                              Very truly yours,


                              /s/ Katherine M. Koops

                    For POWELL, GOLDSTEIN, FRAZER & MURPHY

Enclosures
801006


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